UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3)*


                             TRIPATH IMAGING, INC.
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                               (Name of Issuer)

                   Common Stock (par value $0.01 per share)
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                        (Title of Class of Securities)

                                   896942109
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                                (CUSIP Number)

                           Jeffrey S. Sherman, Esq.
                         Becton, Dickinson and Company
                                1 Becton Drive,
                       Franklin Lakes, New Jersey 07417
                                (201) 847-6800

                                   Copy to:

                             Mario A. Ponce, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 1, 2006
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            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109
-----------------------------------------

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   1      NAME OF REPORTING PERSON   Becton, Dickinson and Company
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  22-0760120

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /__/
                                                               (b) /__/

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS

            WC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)  /__/

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
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                          7      SOLE VOTING POWER

                                      2,500,000
NUMBER
OF SHARES             ---------------------------------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
OWNED
BY EACH                               0
REPORTING             ---------------------------------------------------------
PERSON                    9     SOLE DISPOSITIVE POWER
WITH
                                      2,500,000
                      ---------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                      0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,500,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.5%
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   14     TYPE OF REPORTING PERSON

                   CO
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


ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 3 amends the statement on Schedule 13D filed on August 14, 2006 by Becton, Dickinson and Company ("BD") relating to the common stock, $0.01 par value per share, of TriPath Imaging Inc., a Delaware corporation (the "Issuer") as amended by Amendment No. 1 filed by BD on August 16, 2006 and as further amended by Amendment No. 2 filed by BD on August 25, 2006. The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented as follows:

         On August 16, 2006, BD and the Issuer executed an exclusivity agreement (the "Exclusivity Agreement") pursuant to which BD and the Issuer agreed to work in good faith with each other to negotiate a business combination transaction involving BD and the Issuer on an exclusive basis through 11:59 p.m. (New York City time) on August 25, 2006, or such later date as BD and the Issuer may agree in writing (the "Termination Date").

         In light of the ongoing negotiations regarding a possible business combination transaction involving BD and the Issuer, on August 25, 2006, BD and the Issuer executed an amendment to the Exclusivity Agreement pursuant to which the Termination Date was revised and extended to 11:59 p.m. (New York City time) on September 1, 2006.

         On September 1, 2006, BD and the Issuer executed a further amendment to the Exclusivity Agreement pursuant to which the Termination Date has been further revised and extended to 11:59 p.m. (New York City time) on September 8, 2006. In all other respects the Exclusivity Agreement remains in full force and effect. This description of the second amendment to the Exclusivity Agreement is qualified in its entirety by reference to the full text of the amendment to the Exclusivity Agreement, which is filed herewith as Exhibit
7.01 and is incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01  Amendment to the Exclusivity Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 1, 2006


                                        BECTON, DICKINSON AND COMPANY


                                        By: /s/ Dean J. Paranicas
                                           ------------------------------------
                                           Name: Dean J. Paranicas
                                           Title: Vice President, Corporate
                                                    Secretary and Public Policy